EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 11 to Registration Statement No. 333-13593 of Kalmar Pooled Investment Trust (comprised of Kalmar "Growth-with-Value" Small Cap Fund) (the "Fund"), on Form N-1A of our report dated February 10, 2005, appearing in the Annual Report of the Fund for the year ended December 31, 2004 and to the reference to us under the heading "Financial Highlights" appearing in the Prospectus, which is a part of such Registration Statement, and under the headings "Disclosure of Portfolio Holdings," "Financial Statements" and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which is also part of such Registration Statement.


DELOITTE & TOUCHE LLP

Philadelphia, PA
April 26, 2005